STATEMENT OF INVESTMENTS

General New York Municipal Bond Fund, Inc.

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--98.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--92.3%				
Albany Industrial Development Agency, Civic Facility Revenue (Saint Peters Hospital of the City of Albany Project)	5.25	11/15/27	2,000,000	1,976,800
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Revenue (Insured; MBIA)	5.00	9/1/16	3,000,000	3,347,070
Dutchess County Industrial Development Agency, Civic Facility Revenue (Bard College Civic Facility)	5.00	8/1/20	1,000,000	1,073,490
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/30	2,000,000	2,036,180
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC)	5.00	2/15/47	2,000,000	2,006,160
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/29	1,370,000	1,350,450
Jefferson County Industrial Development Agency, SWDR (International Paper Company Project)	5.20	12/1/20	2,000,000	1,933,160
Long Island Power Authority, Electric System General Revenue	5.00	9/1/35	3,000,000	3,085,260
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/19	1,375,000	1,460,236
Metropolitan Transportation Authority, Revenue (Insured; AMBAC)	5.50	11/15/18	4,000,000	4,383,880
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,220,000 [a]	1,335,656
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	2,780,000 [a]	3,072,873
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/31	1,500,000	1,536,870
Nassau County Industrial				

Development Agency, Continuing Care Retirement Community Revenue (Amsterdam at Harborside Project)	6.50	1/1/27	1,500,000	1,516,260
New York City	5.38	12/1/11	885,000 a	979,642
New York City	5.50	6/1/13	1,450,000 a	1,652,666
New York City	5.00	11/1/19	3,000,000	3,195,480
New York City	5.38	12/1/20	115,000	122,454
New York City	5.50	8/1/21	2,500,000	2,732,500
New York City	5.00	8/1/22	2,000,000	2,102,680
New York City	5.50	6/1/23	150,000	159,627
New York City	5.25	8/15/24	4,000,000	4,220,360
New York City	5.00	4/1/30	3,500,000	3,593,695
New York City Housing Development Corporation, Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC)	5.00	7/1/25	1,200,000	1,246,248
New York City Housing Development Corporation, MFHR (Collateralized: FHA and GNMA)	5.25	11/1/30	3,500,000	3,609,620
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.25	12/1/36	1,000,000	903,330
New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project)	5.00	8/1/36	3,500,000	3,522,890
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	2,000,000	2,057,980
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/46	3,000,000	3,000,930
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	1,000,000	1,058,170
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	1,500,000	1,651,515
New York City Industrial Development Agency, Special Facility Revenue (American				

Airlines, Inc. Project)	6.90	8/1/24	1,000,000	981,690
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	1,000,000	1,076,290
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/24	3,000,000	3,128,790
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.00	6/15/22	3,000,000	3,220,170
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/36	2,000,000	2,055,920
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	5/15/10	2,240,000 [a]	2,447,312
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/22	4,000,000	4,313,280
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/25	2,360,000	2,502,072
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	1,500,000	1,495,905
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/21	3,000,000	3,069,240
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	2,550,000	2,727,939
New York State Dormitory Authority, FHA-Insured Mortgage HR (The New York and Presbyterian Hospital) (Insured; FSA)	5.25	8/15/27	1,505,000	1,584,404
New York State Dormitory Authority, Health Center Revenue (Guaranteed; SONYMA)	5.00	11/15/19	1,000,000	1,060,580
New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/16	2,000,000	2,179,240
New York State Dormitory Authority, Insured Revenue				

(New York University) (Insured; AMBAC)	5.00	7/1/32	2,000,000	2,079,900
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	1,475,000 a	1,623,341
New York State Dormitory Authority, Revenue (Columbia University)	5.13	7/1/21	3,630,000	3,881,668
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	2,000,000	2,102,960
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.63	7/1/16	2,500,000	2,840,600
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.75	7/1/18	2,500,000	2,888,325
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,140,040
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	1,290,000	1,492,285
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/24	3,000,000	3,206,970
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/35	2,500,000	2,601,800
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	1,500,000	1,548,300
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.00	2/15/28	845,000	868,685
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/19	1,475,000	1,560,373
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	2,000,000	2,010,040
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated				

Group)	5.50	7/1/26	500,000	501,150
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/33	2,000,000	1,973,660
New York State Dormitory Authority, Revenue (New York State Department of Health)	5.00	7/1/15	3,885,000	4,267,556
New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG)	5.00	7/1/25	3,000,000	3,119,490
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.25	7/1/24	1,000,000	1,001,790
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.00	7/1/26	1,500,000	1,438,920
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/17	2,060,000	2,406,719
New York State Dormitory Authority, Revenue (University of Rochester)	5.00	7/1/34	4,000,000	4,090,120
New York State Dormitory Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group)	5.50	7/1/23	1,825,000	1,886,539
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	1,000,000 [a]	1,129,330
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/23	2,500,000	2,702,300
New York State Energy Research and Development Authority, Gas Facilities Revenue (The Brooklyn Union Gas Company Project)	6.37	4/1/20	5,000,000	5,119,400
New York State Housing Finance Agency, MFHR (Kensico Terrace Apartments) (Collateralized; SONYMA)	4.95	2/15/38	1,000,000	965,870
New York State Housing Finance Agency, Revenue (Fairway Manor Apartments and LooseStrife Fields Apartments) (Collateralized; FHA)	6.75	11/15/36	20,000	20,329
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.35	10/1/26	2,000,000	2,034,300
New York State Power Authority,				

Revenue	5.00	11/15/12	1,500,000 a	1,661,625
New York State Thruway Authority, General Revenue (Insured; FGIC)	5.00	1/1/27	2,000,000	2,116,140
New York State Thruway Authority, Highway and Bridge Trust Fund (Insured; FGIC)	5.50	4/1/11	1,225,000 a	1,351,640
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/25	3,000,000	3,193,800
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/19	4,500,000 b,c	4,849,808
New York State Thruway Authority, State Personal Income Tax Revenue (Transportation)	5.25	3/15/27	2,000,000	2,168,840
New York State Urban Development Corporation, Correctional Facilities Revenue	5.50	1/1/14	3,000,000	3,302,070
New York State Urban Development Corporation, Correctional Facilities Revenue (Insured; FSA)	5.50	1/1/14	3,000,000	3,307,110
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC)	5.50	3/15/13	3,000,000 a	3,405,840
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.65	8/1/20	25,000	25,607
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.75	2/1/32	1,535,000	1,571,825
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	1,500,000	1,509,495
North Country Development Authority, Solid Waste Management System Revenue (Insured; FSA)	6.00	5/15/15	2,260,000	2,535,291
Onondaga County Industrial Development Agency, Sewage Facilities Revenue (Bristol-Meyers Squibb Company Project)	5.75	3/1/24	4,000,000	4,535,760
Orange County Industrial				

Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project)	5.63	1/1/18	1,000,000	990,970
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/23	3,000,000	3,172,260
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	5,000,000	5,743,150
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/31	1,000,000	1,038,690
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/36	1,000,000	1,034,640
Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project)	5.00	7/1/25	2,260,000	2,364,954
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,241,710
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	2,000,000 a	2,333,820
Triborough Bridge and Tunnel Authority, Subordinate Revenue (Insured; MBIA)	5.00	11/15/32	3,000,000	3,050,850
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/26	2,000,000	1,948,800
U.S. Related--6.3%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	2,695,000 a	2,873,274
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	993,200
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/16	1,865,000 a	2,162,244
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	1,135,000	1,135,329
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.63	7/1/10	3,000,000 a	3,261,870
Puerto Rico Highways and				

Transportation Authority, Transportation Revenue (Insured; MBIA)	5.75	7/1/10	2,420,000 [a]	2,636,517
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	1,500,000	1,443,765
Virgin Islands Water and Power Authority, Electric System Subordinated Revenue	5.00	7/1/26	700,000	706,776
Total Investments (cost $228,267,340)			**98.6%**	**236,937,394**
Cash and Receivables (Net)			**1.4%**	**3,448,812**
Net Assets			**100.0%**	**240,386,206**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008 this security amounted to $4,849,808 or 2.0% of net assets.

c Collateral for floating rate borrowings.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue

LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance